                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(MARK ONE)
[X]ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
   1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 OR
[_]TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
   OF 1934 FOR THE TRANSITION PERIOD FROM  TO  .

                        COMMISSION FILE NUMBER 1-14348

            METROMAIL CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN
                             (FULL TITLE OF PLAN)

                             METROMAIL CORPORATION
                             360 EAST 22ND STREET
                            LOMBARD, IL 60148-4989
(NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF
                        ITS PRINCIPAL EXECUTIVE OFFICE)

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                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Metromail Corporation and Affiliates:

  We have audited the accompanying statement of net assets of the Metromail Corporation 1997 Employee Stock Purchase Plan as of December 31, 1997, and the related statement of changes in net assets for the six months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the changes in net assets of the Plan as of December 31, 1997 and the six months ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP
                                          Arthur Andersen LLP

Chicago, Illinois
March 24, 1998

                                      F-1
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                             METROMAIL CORPORATION

                       1997 EMPLOYEE STOCK PURCHASE PLAN

                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1997

Assets:
  Cash................................................................ $ 20,667
Liabilities:
  Refundable participants' contributions..............................  (20,667)
                                                                       --------
Net assets............................................................ $    --
                                                                       ========





  The accompanying Notes to Financial Statements are an integral part of these statements.

                                      F-2
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                             METROMAIL CORPORATION

                       1997 EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
       FOR THE PERIOD JULY 1, 1997 (EFFECTIVE DATE) TO DECEMBER 31, 1997

Net assets at beginning of the period................................. $    --
                                                                       --------
Additions:
  Participants' contributions.........................................  426,645
  Metromail Corporation contribution..................................   70,998
                                                                       --------
                                                                        497,643
Deductions:
  Stock purchased on behalf of participants...........................  473,940
  Refunds made to participants........................................    3,026
  Refunds due to participants.........................................   20,677
                                                                       --------
    Total deductions..................................................  497,643
                                                                       --------
Net assets at end of period........................................... $    --
                                                                       ========



  The accompanying Notes to Financial Statements are an integral part of these statements.

                                      F-3
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                     METROMAIL CORPORATION AND AFFILIATES

                         EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS

       FOR THE PERIOD JULY 1, 1997 (EFFECTIVE DATE) TO DECEMBER 31, 1997

NOTE 1) DESCRIPTION OF PLAN

  The Plan was adopted by the Board of Directors of the Company on January 30, 1997 and was approved by the stockholders of the Company on April 24, 1997. The Plan became effective on July 1, 1997. The maximum number of shares of Common Stock available under the Plan is 300,000, subject to appropriate adjustment in the event of a stock dividend, stock split-up or combination of shares. Shares of Common Stock sold under the Plan may be treasury shares, authorized and unissued shares, or a combination thereof. Participation in the Plan is open to each employee of the Participating Companies (as defined in the Plan) (a) who has been continuously employed by the Participating Companies for at least six months, (b) whose customary employment by the Participation Companies is greater than 20 hours per week; and (c) whose customary employment by the Participating Companies is more than five months in any calendar year. The Plan description provides only general information. Participants should refer to the Plan for a more comprehensive description of the Plan's provisions.

NOTE 2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

 Contributions

  The amounts deposited by participating employees are accumulated during a Purchase Period. "Purchase Period" shall consist of the three month period beginning on each July 1, October 1, January 1, and April 1, each commencing on or after the effective date and prior to termination of the Plan. The amounts deposited by the participating employees do not bear interest during the Purchase Period. The stock purchased on behalf of the participating employee is considered to be issued and outstanding to their credit as of the close of business on the last day of each Purchase Period.

 Administrative Expenses

  The Company pays for all the administrative expenses of the Plan.

NOTE 3) PLAN TERMINATION

  Metromail Corporation (the "Company") anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event of any change in control the then current purchase period shall thereupon end, and all participants purchase accounts shall be applied to purchase shares and the Plan shall immediately thereafter terminate.

  On March 13, 1998, the Company announced that it and The Great Universal Stores P.L.C. ("GUS") had signed a definitive merger agreement pursuant to which GUS has agreed to acquire all of the outstanding common stock of the Company. The Plan will terminate immediately prior to the effective time of the merger contemplated by such merger agreement.

                                      F-4
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NOTE 4) FEDERAL INCOME TAXES

  Tax Status of the Plan--The Plan is a trust but does not qualify for tax exempt status under Section 501 of the Internal Revenue Code (the "Code"). However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

  Tax Status of Each Participant--Since the Plan qualifies as an "employee stock purchase plan" under the Code, but not as a "stock bonus plan" under
Section 401(a) of the Code, the participant realizes income equal to his or her share of the Participating Company's contributions and cash distributions on shares issued to the participants during the calendar year.

                                      F-5
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  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS OF METROMAIL CORPORATION HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                          Metromail Corporation 1997 Employee
                                           Stock Purchase Plan

                                          /s/ Robert C. McCormack
Date: March 27, 1998                      _____________________________________
                                          Name: Robert C. McCormack
                                          Title: Chairman, Human Resources
                                           Committee

                                      F-6
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                                 EXHIBIT INDEX

 EXHIBIT
 NO.       DESCRIPTION
 -------   -----------
    23     Consent of Arthur Andersen LLP

                                      F-7